Exhibit 3.2

BARRETT BUSINESS SERVICES, INC.

Bylaw Amendment Adopted Effective May 30, 2018

Article VII of the Bylaws of Barrett Business Services, Inc., is amended and restated in its entirety to read as follows:

"The bylaws may be amended or repealed, or new bylaws adopted, at any annual or special meeting of the stockholders by the affirmative vote of a majority of all shares of any class of stock entitled to vote at such meeting. The board of directors shall also have the authority to amend or repeal the bylaws, or adopt new bylaws, by the affirmative vote of a majority of the total number of directors then authorized, including any vacancies, and subject to the power of the stockholders to change or repeal such bylaws."